Exhibit 4.14

TRADEMARK AND DOMAIN NAME LICENSE

Between

TELEFÓNICA S.A. and

TELEFÓNICA DE ARGENTINA, S.A.

Madrid, September 30, 2008

RECITALS

I. Whereas, the LICENSOR is the registered owner of the trademark applications and/or registrations in Argentina, as described in Exhibit I.

II. Whereas, the LICENSOR is also the owner of the domain names related to or matching the licensed trademarks.

III. Whereas, the LICENSEE, in view of the discussions maintained, is interested in using the trademarks described in the above mentioned Exhibit I subject to such terms and conditions as may be set forth, to which effect the terms and conditions are hereby proposed by executing this License Proposal.

In addition, the LICENSEE is interested in using some of the domain names that are, fully or partially, consistent with or related to the terms protected by the above mentioned trademarks.

CLAUSES

1. DEFINITIONS

Both Parties agree upon the following definitions to be applied to this Proposal.

1. Control: Control of a Company by the LICENSOR shall mean such control exercised by the LICENSOR over the Company, either directly or indirectly, through any other company based on any of the following paragraphs:

a) To be holder of more than 50% of the capital stock.

b) To be empowered to appoint or change the majority of the members of the Board of Directors, or to be entitled to the majority of the voting rights through shareholders’ agreements.

c) To have control through the management as a consequence of rights or agreements that confer the possibility of exercising critical influence on the company’s business.

2. CDI: shall mean the Double Taxation Convention executed between Spain and Argentina (Convenio Internacional para Evitar la Doble Imposición).

3. Distributors: shall mean any natural or artificial person with whom the Licensee hires the marketing or promotion, in any manner and by any means, of its products and services or of products or services from which the Licensee obtains a benefit.

4. Trademark or TRADEMARK: shall mean those trademarks described in Exhibit I.

2. PURPOSE

The purpose of this Proposal is to grant a non-exclusive, non-assignable and revocable license for use of the trademarks described in Exhibit I (jointly referred to as the “Trademark”).

Furthermore, and unless otherwise provided in any other specific Agreement, this trademark license shall govern the use of territorial domain names, fully or partially consistent with or related to the trademarks (“Territorial Domain Names”), and generic domain names provided that their use is authorized in each case by the LICENSOR, and provided further that the provisions of this Proposal are not inconsistent with the terms of such authorization.

2.1. Grant of License

Upon acceptance of the Proposal, the LICENSOR grants to the LICENSEE, and the LICENSEE accepts, the License on the Trademark under the terms and conditions set forth in this Proposal.

Use of the Trademark

The LICENSEE shall use the Trademark solely to distinguish the products or services comprised in the classes for which the Trademark was applied for and/or registered, subject to the rules and instructions set forth by the LICENSOR as regards Corporate Image.

The current “TELEFÓNICA Corporate Image Manual” is attached hereto as Exhibit II, and can be found in the Website (“Web”) http://brandcenter.telefonica.es/, where the Brand Book of the trademarks is posted, provided however that both the content of the Manual and the Web may be modified at any time at the LICENSOR’s discretion. The updated versions of the “Manual(s) of Corporate Image of TELEFÓNICA” and the Web shall become effective as from the date of notice to the LICENSEE.

2.2. Territorial Scope and Term

The License is hereby granted for use of the Trademark and the Territorial Domain Names in the territory of the Argentine Republic, where the Trademark has been applied for and/or granted and for the term of the Proposal.

2.3. Sublicenses

The license for use of the TRADEMARK hereby granted to the LICENSEE is personal, non-exclusive and non-assignable. Therefore, the LICENSEE may not grant to third parties any sublicenses or authorizations to use the TRADEMARK without the LICENSOR’S express written consent.

Furthermore, the authorization to grant sublicenses to the Distributors shall be deemed granted always provided that the Distributors are included in the definition described in Clause One, and with respect to any other third party, a sublicense may only be granted if the LICENSEE has requested express and written authorization therefor and such authorization has been expressly granted in writing by the LICENSOR, or if 30 days have elapsed as from such request and no answer has been received from the LICENSOR.

The sublicensees shall assume the same obligations as those set forth for the LICENSEE in this Proposal.

For such sublicense to be deemed legally and formally granted, it shall be expressly instrumented in writing, and the sublicensor and sublicensees, as the case may be, shall assume all and each of the obligations contained in this Proposal. Otherwise, such sublicense shall be null and void by operation of law.

The term of the sublicense shall be:

(i)	the term set forth in the sublicense agreement;
(ii)	the term of this License Proposal, whichever expires first.

The LICENSEE shall keep an updated record and shall communicate on annual basis to the LICENSOR the authorizations and sublicenses made, specifying the name of the sublicensee and the term of the sublicense, as well as such further information as may be required by the LICENSOR.

3. LICENSEE’S OBLIGATIONS

3.1. Use of Trademark and Domain Name

The LICENSEE shall sufficiently, appropriately and diligently exploit the Trademark and the Territorial Domain Names, in accordance with the provisions of this Proposal.

In particular, the LICENSEE shall abstain from carrying out acts that may cause the loss of any distinctive feature of the trademark or domain name, or the discredit thereof, as well as any activities that may impair or damage in any manner the LICENSOR, its reputation or activities, and in general any acts that may impair the image, trademark or distinctive signs of the LICENSEE.

If the LICENSOR considers that the use of the licensed trademarks or domain names by the LICENSEE is, at its discretion, affecting its image or the value of the referred trademarks or domain names, the LICENSEE shall, upon the LICENSOR’s request, make such corrections as may be deemed appropriate by the LICENSOR.

The LICENSEE shall allow the LICENSOR to access, at any time, the LICENSEE’s records, even before being used by the LICENSEE, for purposes of inspecting and examining them: customers’ brochures, promotional materials and any materials or documentation through which the use of the Trademark or the Domain Name by the LICENSEE is being consummated, for purposes of assuring that they are used in a correct manner and in accordance with the “TELEFÓNICA Corporate Image Manual” (Exhibit II) and/or the Web and the rules of development, and in accordance with other applicable rules under this Proposal. Both parties shall bear the expenses incurred for such inspections and verifications in equal parts, this document serving as express and sufficient authorization to that effect.

The LICENSEE expressly undertakes to abstain from registering and/or applying for, in the territory or elsewhere, the registration of a trademark, the name of which includes, exclusively or as an accessory element, the name or voice of the trademark or the domain name, their graphical image and/or anagram or any similar trademark, without the LICENSOR’s prior express and written consent. Should such consent be granted by the LICENSOR, and notwithstanding the provisions of this Proposal, such trademark or domain name registrations, or trademark or domain name registration applications shall be transferred to the LICENSOR upon expiration hereof, irrespective of the cause therefor, it being expressly understood to these effects, that the LICENSEE transfers such registrations and applications for registration to the LICENSOR hereunder.

The TRADEMARK and the Territorial Domain Names shall in all events be exclusively owned by the LICENSOR. Accordingly, this Proposal shall not be construed as an assignment of intellectual and industrial property rights, copyrights or other exclusive rights of the LICENSOR relating to the TRADEMARK and/or the Territorial Domain Names.

3.2 Defense of Trademark and Domain Name

The LICENSEE shall give immediate written notice to the LICENSOR of any event of which it has taken notice that may threaten the ownership, possession, use or full exercise of the rights conferred by the TRADEMARK, constitute a violation thereof, or the infringement by any third party, of any trademark or domain name registration application by third parties, or the effective registration of trademarks or domain names by third parties, which trademarks or domain names may be considered identical, similar, inconsistent with or detrimental to the licensed trademarks, for the LICENSOR to take such actions as it may deem convenient under such circumstances, to which the LICENSEE may join with the LICENSOR’s prior consent as regards the actions to be followed, cooperating in the adoption of the actions taken by the LICENSOR in the defense of its rights, or exercising, in its own name, such actions as may be deemed convenient by the LICENSOR for the better defense and protection of the licensed trademarks.

Unless otherwise provided herein, any potential expenses shall be borne by the LICENSOR.

3.3. Indemnification

The LICENSEE shall indemnify and hold the LICENSOR harmless from and against any liability against any claims, proceedings, losses, damages and expenses (including, without limitation, legal costs and reimbursable attorneys’ fees) that may arise from any activity of the LICENSEE relating to the undue use of the trademark or domain name, even in cases of product and/or services’ liability claims.

4. LICENSOR’S OBLIGATIONS

4.1 Obligation to protect the LICENSEE’s right to the peaceful enjoyment of the Trademark and the Domain Name

The LICENSOR shall be entitled to the ownership, maintenance control, administration, defense and disposition of the TRADEMARK and the Territorial Domain Names, without the need of the LICENSEE’s consent to assign its ownership to any third party, grant licenses for use, renew their effective terms, prevent the use or registration of signs similar or identical to the TRADEMARK and the Territorial Domain Names, o any other legal acts or transactions. Any disbursements arising out of these proceedings shall be borne by the LICENSOR, notwithstanding the provisions of Clause 3.2.

The LICENSOR hereby undertakes to allow the LICENSEE to use the Trademarks and the Territorial Domain Names, under the terms of the Proposal and to protect the right to the peaceful enjoyment thereof. In particular, the LICENSOR hereby undertakes to defend, in court or out of court, the Trademark and the Territorial Domain Names against any infringements or trademark or domain name applications filed by third parties relating to the Trademark or the Territorial Domain Names, as provided in this Proposal.

4.2 Cooperation

The LICENSOR shall provide to the LICENSEE all the necessary cooperation for the registration of the License with the Argentine Office of Industrial Property (INPI), in order for it to be enforceable vis-à-vis third parties. The expenses arising from such registration shall be borne by the LICENSEE.

In addition, the LICENSOR shall provide to the LICENSEE all the necessary cooperation for maintenance of the Territorial Domain Names in NIC Argentina, in order for them to be enforceable vis-à-vis third parties, with the LICENSOR being responsible for the implementation of such proceedings. All expenses incurred in connection therewith shall be borne by the LICENSEE.

4.3. Marketing and Advertising Activities abroad

The LICENSOR shall develop abroad such advertising campaigns and further activities as it may deem conducive, at its sole discretion, to maintain and increase the value of the Trademark so that the LICENSEE may benefit from the projection of the licensed trademarks’ image in the Argentine market.

For illustrative purposes such activities may consist in acting as main sponsor, sponsor, or endorser of sport championships or events of international reputation, cultural, non-profit activities or professional activities, etc.

5. PRICE

5.1. Price.

5.1.1. Regular price

As consideration for the License and the obligations assumed by the LICENSOR hereunder and provided that the LICENSEE has obtained from the exploitation of its operations a positive Operating Cash-Flow (it being understood as OIBDA minus CAPEX) in the preceding fiscal year, the LICENSEE shall pay to the LICENSOR the following amounts:

a) For fiscal year 2008, an amount equivalent to 0.75% of the Income obtained by the LICENSEE, between the Effective Date and the fiscal year end.

b) For fiscal year 2009, an amount equivalent to 1% of the Income obtained by the LICENSEE during the fiscal year.

c) For fiscal year 2010, an amount equivalent to 1.3% of the Income obtained by the LICENSEE during the fiscal year.

d) For fiscal year 2011, an amount equivalent to 1.6% of the Income obtained by the LICENSEE during the fiscal year.

e) In the event of extension of the Proposal in accordance with the provisions of Clause 7 hereof, for the calculation of the price, the percentage of the LICENSEE’S total gross regular Income for the fiscal year immediately preceding the year of extension shall apply, unless otherwise agreed.

f) For purposes of this Proposal, income shall be understood as the total gross regular Income obtained by the LICENSEE as a result of its performance of business during the relevant fiscal year, exclusive of such income of the LICENSEE arising from operations with other companies of the Group, either fully or partially participated, as well as other income of the LICENSEE such as income arising from the disposition of fixed assets and financial investments and income from indemnifications and litigations or income obtained from the exploitation of other trademarks that are not the subject matter of this Proposal.

g) The Parties may at any time, upon mutual agreement given in writing, modify the prices agreed upon in this Proposal.

5.1.2. Exceptional price

If the LICENSEE has not obtained from the exploitation of its operations a positive Operating Cash Flow (it being understood as OIBDA minus CAPEX) in the preceding fiscal year, the LICENSEE shall pay to the LICENSOR an installment or annual royalty that will vary on an annual basis according to the disbursements made by the LICENSOR in connection with the industrial property portfolio licensed to the LICENSEE during the applicable license year.

The Parties agree that the amount payable by the LICENSEE shall under no circumstance exceed the amount that would result from applying the procedure set forth for the calculation of the regular price in clause 5.1.1.

5.2 Invoicing, Currency and Payment

5.2.1 Currency.

The currency for the payment of the price shall be US Dollars, as provided herein below.

5.2.2. Invoicing and Payment.

A)	In the event that the LICENSEE shall have obtained from the exploitation of its operations a positive Operating Cash Flow (it being understood as OIBDA minus CAPEX) in the preceding fiscal year:

Within 30 business days after the end of each quarter of the relevant fiscal year, the LICENSEE and the LICENSOR shall agree upon the amount applicable to such preceding quarter on account of the price for the license that is the subject matter of this Proposal. To that effect, the LICENSEE shall propose to the LICENSOR the adjustments to be made to the Income obtained by it in accordance with the provisions of paragraph f), Clause 5.1 above. Such proposal of the LICENSEE shall be deemed final, unless the LICENSOR otherwise communicates in writing to the LICENSEE within 10 business days following the receipt of such proposal. Once the LICENSEE and the LICENSOR have agreed upon the referred amount applicable to the quarter in question, the LICENSOR shall issue the respective invoice and forward it to the LICENSEE, which shall pay it within 60 days after its receipt.

Notwithstanding the provisions of the preceding paragraph, if the LICENSEE’s income is generally received in the currency of its home country but the invoicing and payment of this Proposal is agreed upon in US dollars, the Parties agree to apply the average exchange rate between such currencies for the relevant quarter as published by the Central Bank of the LICENSEE’s country (or the currency published by such other entity as may be agreed upon by the Parties) in order to make the adjustments, invoicing and payments provided in the immediately preceding paragraph.

B)	In the event that the LICENSEE has failed to obtain from the exploitation of its operations a positive Operating Cash Flow (it being understood as OIBDA minus CAPEX) in the preceding fiscal year:

Within 60 business days following the end of the immediately preceding fiscal year, the LICENSOR shall give notice to the LICENSEE of the expenses incurred in connection with the industrial property portfolio licensed under this Proposal. Unless the LICENSEE gives notice of any objection thereto to the LICENSOR within 10 business days after the receipt of the initial communication made by the LICENSOR, the LICENSOR shall issue the relevant invoice and forward it to the LICENSEE in order for it to pay it within 60 days after its receipt. Should there be any objections by the LICENSEE to the expenses incurred by the LICENSOR, the Parties covenant to discuss them in good faith and to reach an agreement on the referred incurred expenses (to that effect, the LICENSEE may not refuse to pay any reasonable expenses incurred by the LICENSOR, the payment of which has been duly proved by means of documentary evidence).

Notwithstanding the provisions of the preceding paragraph, if the LICENSEE’s income is generally received in the currency of its home country but the invoicing and payment of this Proposal is agreed upon in US dollars, the Parties agree to apply the average exchange rate between such currencies for the relevant fiscal year as published by the Central Bank of the LICENSEE’s country (or the currency published by such other entity as may be agreed upon by the Parties) in order to make the adjustments, invoicing and payments provided in the immediately preceding paragraph.

6. COMMUNICATIONS

6.1. Method to send communications

Any communication between the Parties relating to this Proposal shall be made in writing and sent by mail, telefax or email. All communications and/or notices sent by telegram, telefax or email shall be deemed duly delivered and received if their receipt is acknowledged and if sent to the respective addresses of the Parties described in the following paragraph 6.2.

Alternatively, all communications and/or notices sent to the respective addresses of the Parties described in the following paragraph 6.2 shall be deemed delivered and received if sent by certified mail with return receipt requested.

6.2 Domiciles

For communication purposes the Parties establish their domiciles in the following addresses:

LICENSOR

-Domicile: Telefónica, S.A., Distrito C, Edificio Central, Ronda de la Comunicación s/n, 28050 Madrid, Spain.

- Attention: Secretaría General (Responsable Marcas)

- Fax: +34 91 482 3758

LICENSEE

- Domicile: Telefónica de Argentina, S.A., Ingeniero Huergo 723 PB, (C1107AOH) Buenos Aires, Argentina

- Attention: Secretaría General (Responsable Marcas)

-	Fax: +5411 4303-5586

6.3 Change of domicile

For communication purposes, any change of domicile shall be communicated to the other Party in writing at least five (5) business days in advance at the domicile of the Party that is the recipient of such notice of change of domicile.

7. PROPOSAL TERM

The Proposal, if accepted, shall be in effect from May 1, 2008 (“Effective Date”) until December 31, 2011, counted as from the Effective Date. Such effective term may be extended by any of the Parties for successive additional periods of three (3) years, giving written notice thereof to the other Party at least 90 days in advance. Should the other Party fail to give notice of its decision to not renew it within thirty (30) calendar days prior to the expiration of the initial term of the Proposal or any of its extensions, the Proposal shall be deemed extended.

8. TERMINATION

The Proposal shall be terminated upon the occurrence of the following events:

(i) expiration of the Proposal’s term;

(ii) general inability to pay debts or bankruptcy of any of the Parties and execution of a debt relief and/or reduction agreement between any of the Parties and its creditors, or the submission thereof to any kind of court or out-of-court reorganization proceeding or execution of any kind of reorganization plan with its creditors;

(iii) suspension, for any reason, of one of the Parties’ businesses or principal activity line, the substantial alteration of its business’ nature, its dissolution, liquidation or ordered closure, as well as the global assignment of its assets;

(iv) merger, spin off, global assignment of assets and liabilities or sale of any equity interest held by either of the Parties when, as a consequence thereof, the company resulting from the merger, or the company benefiting from the spin off, or the assignee of the assets and liabilities is under control of persons different from the ones that hold a controlling equity interest in the Parties as of the Effective Date or when the transfer of such equity interest results in the affected Party being under the control of any person(s) different from the ones that hold controlling equity interests in the Parties as of the Effective Date;

(v) termination of the Proposal by any of the Parties as a consequence of the failure by any of the Parties to perform any of the Clauses of this Proposal, provided that such default is not cured within a maximum term of five (5) days after written request therefor by the other party, and provided further that such default is considered incurable or turns impossible the fulfillment of this Proposal by the non-defaulting party, in which case the termination may become immediate effective, notwithstanding the payment of any damages that may be available to any of the Parties.

The event of termination described under (i) shall produce effects automatically. The other events of termination shall only produce effects by means of a notice given by the non-defaulting Party to the other Party expressing its intention to terminate the Proposal.

9. ASSIGNMENT

The provisions of the Proposal and the rights and obligations provided therein may not be assigned by the LICENSEE without the LICENSOR’s previous written consent.

10. EXHIBITS

This Proposal and its Exhibits, which are an integral part thereof, constitute the entire agreement between the Parties, and supersede any other agreement related hereto that may exist between the Parties.

EXHIBIT I List of licensed Trademarks

EXHIBIT II Corporate Image Manual

11. AMENDMENTS

The provisions of this Proposal may not be amended or altered without the express written agreement between the Parties.

The acceptance of the Proposal annuls and supersedes any prior agreement of the Parties with the same subject matter and may only be amended by means of an agreement executed by all the Parties thereto.

12. VALIDITY

Each clause is valid independently of the others. If for any reason any of the Clauses or documents attached hereto were considered null or invalid, the Parties expressly agree to substitute the Clause or document in question for another with similar content that resembles as much as possible the original Clause or document, according to the intended effects.

13. WAIVER

Failure to exercise any right under this Proposal shall not imply the waiver of any right by any of the Parties.

14. DEFAULT

The Parties expressly agree that failure to comply with any of the Clauses contained in this Proposal shall be deemed gross default and as a consequence, the non-defaulting Party may require a compensation for the damages caused. In addition, in case of default by the LICENSEE, the LICENSOR shall be entitled to order precautionary measures, being expressly empowered to process them before the relevant body in the jurisdiction of the territory entitled to render a decision on the automatic suspension of use of the Trademark and the Territorial Domain Names.

15. GOVERNING LAW

The Proposal and its performance shall be governed by the laws of Spain.

16. TAXES

16.1 Income Tax

The LICENSEE shall withhold from the payments made to the LICENSOR the income tax of the Argentine Republic.

For purposes of making such withholding under the terms provided by the CDI, the LICENSOR shall deliver to the LICENSEE, within 30 days after the execution hereof, the certificate of tax residence in Spain granted by the tax authorities of such country, and shall send the new certificates upon expiration of the effective term of the certificates sent, all in accordance with the regulations issued by the Superintendency of Corporations of the Argentine Republic (AFIP).

Should such certificate be inconsistent with the form attached to General Resolution (AFIP) No. 2,228, the LICENSOR shall supplement such certificate with a note in the form of an affidavit stating that it is the actual beneficiary of the income, that such income falls under the scope of the above mentioned Convention to avoid double taxation, and that it is a company organized and existing in Spain and that it has no permanent establishment in the Argentine Republic relating to this Proposal.

The LICENSEE shall register the Proposal with the Registry of Technology Transfer Agreements of the Argentine Office of Industrial Property (INPI) and the registration fee shall be borne by the LICENSEE.

The LICENSEE shall send the income tax withholding certificates duly acknowledged by the AFIP to the LICENSOR as soon as possible after each withholding.

17. JURISDICTION

The Parties expressly agree that any controversy arising from the performance, interpretation and/or enforcement of this Proposal shall be submitted to Arbitration of law, before one or more arbitrators according to the rules of the Civil and Commercial Court of Arbitration located in Madrid. The Parties agree to submit to the award arising from such arbitration of law, which award shall be binding upon the parties. The Spanish procedural laws shall apply subsidiarily. The arbitration proceeding shall be conducted in Spanish.

Notwithstanding the provisions of the preceding paragraph, the Parties expressly agree that the LICENSOR is hereby entitled to request precautionary measures as provided in Clause 14.

TELEFÓNICA S.A.
P.p.

/s/

D. Carlos Jiménez Zato